UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bon Natural Life Limited Announces Interim 2026 Results

Bon Natural Life Limited (“we,” “us,” or “the Company”), a bio-ingredient solutions provider in the natural, health and personal care industries engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries, today announced its unaudited financial results for the six months ended March 31, 2026.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

2026 Interim Results Highlights

●	Revenue – Total revenues were $8,097,810 for the six months ended March 31, 2026, an increase of $147,965, or 1.9% as compared to $7,949,845 in the same period of 2025.

●	(Loss) income from operations – Loss from operations for the six months ended March 31, 2026 was $8,575,392; during the same period of 2025 income from operations was $284,050, representing a decrease of $8,859,442 or 3119.0%.

●	Net (loss) income attributable to Bon Natural Life Limited – Net loss attributable to Bon Natural Life Limited for the six months ended March 31, 2026 was $9,201,131 as compared to a net income attributable to Bon Natural Life Limited of $169,227 in the same period of 2025, representing a decrease of $9,370,358 or 5537.2%.

●	(Loss) earnings per Class A ordinary share – Basic and diluted loss per share was $1.51 for the six months ended March 31, 2026; comparably, basic and diluted earnings per share was $0.56 and $0.50 for the first half of fiscal 2025.

Comparison of Interim Financial Results for the six months ended March 31, 2026 and 2025

The following table summarizes the results of our operations during the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended March 31,
	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$8,097,810	100.0%	$7,949,845	100.0%	$147,965	1.9%
Cost of revenue	(5,910,610)	-73.0%	(6,041,997)	-76.0%	131,387	-2.2%
GROSS PROFIT	2,187,200	27.0%	1,907,848	24.0%	279,352	14.6%

OPERATING EXPENSES
Selling expenses	(410,216)	-5.1%	(68,317)	-0.9%	(341,899)	500.5%
General and administrative expenses	(1,993,886)	-24.6%	(1,459,009)	-18.4%	(534,877)	36.7%
Provision for credit losses	(5,656,888)	-69.9%	-	0.0%	(5,656,888)	N/A
Impairment losses on advances to suppliers	(1,920,508)	-23.7%	-	0.0%	(1,920,508)	N/A
Research and development expenses	(781,094)	-9.6%	(96,472)	-1.2%	(684,622)	709.7%
TOTAL OPERATING EXPENSES	(10,762,592)	-132.9%	(1,623,798)	-20.4%	(9,138,794)	562.8%

(LOSS) INCOME FROM OPERATIONS	(8,575,392)	-105.9%	284,050	3.6%	(8,859,442)	-3119.0%

OTHER INCOME (EXPENSES)
Interest income	149	0.0%	116	0.0%	33	28.9%
Interest expenses	(252,168)	-3.1%	(164,584)	-2.1%	(87,584)	53.2%
Gain from disposal of subsidiary	57,813	0.7%	-	0.0%	57,813	N/A
Other (losses) income	(434,792)	-5.4%	193,582	2.4%	(628,374)	-324.6%
TOTAL OTHER EXPENSES, NET	(628,998)	-7.8%	29,114	0.4%	(658,112)	-2260.5%

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(9,204,390)	-113.7%	313,164	3.9%	(9,517,554)	-3039.2%

INCOME TAX PROVISION	-	0.0%	(177,253)	-2.2%	177,253	-100.0%

NET (LOSS) INCOME	$(9,204,390)	-113.7%	$135,911	1.7%	$(9,340,301)	-6872.4%

Revenues

The Company currently produces products for customers in three broad product categories: fragrance compounds, health supplements (powder drinks) and bioactive food ingredients, respectively.

Total revenues were $8,097,810 in the six months ended March 31, 2026, an increase of $147,965 or approximately 1.9% as compared to $7,949,845 in the same period of 2025. Specifically, the increase in revenues was primarily attributable to (i) an overall increase in sales volume of health supplements (powder drinks) and bioactive food ingredients products by 796.9% and 138.3%, respectively, due to the increase in customer and market demand; (ii) the increase was partially offset by the decrease in sales volume of fragrance compound products, which decreased by 40.2%, due to the reduced demand for Perilla frutescens extract.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the six months ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Fragrance compound products	$2,240,374	27.7%	$5,663,910	71.2%	$(3,423,536)	-60.4%
Health supplements (powder drinks)	1,290,919	15.9%	50,067	0.6%	1,240,852	2478.4%
Bioactive food ingredients	4,566,517	56.4%	2,235,868	28.1%	2,330,649	104.2%
Total revenue	$8,097,810	100.0%	$7,949,845	100.0%	$147,965	1.9%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products was $2,240,374 for the first half of 2026, as compared to $5,663,910 for the same period of 2025, representing a decrease of $3,423,536 or approximately 60.4% due to reduced customer demand. During the six months ended March 31, 2026 and 2025, the Company sold 22,448 and 37,532 kilograms of fragrance compound products, respectively.

Revenue from sales of health supplements (powder drinks)

Our health supplements (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplements (powder drinks) products was $1,290,919 for the six months ended March 31, 2026, as compared to $50,067 for the same period of 2025, representing an increase of $1,240,852 or approximately 2478.4%. The increase in revenue of health supplements (powder drinks) products resulted from the 796.9% increase in the amount sold, together with an increase in average selling price per kilogram.

Revenues from sales of our bioactive food ingredient products

The bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of bioactive food ingredient products was $4,566,517 and $2,235,868 for the six months ended March 31, 2026 and 2025, respectively, denoting an increase of $2,330,649 or approximately 104.2%. The increase was mainly attributable to a 138.3% increase in sales volume from 120,740 kilograms during the first half of 2025 to 287,727 kilograms for the same period of 2026. The increase in amount sold was partially offset by a slight decrease in the average selling price per kilogram, following the launch of new product line integrating Chinese medicine into bioactive food ingredients. As this is an emerging product line, we adopted lower pricing to attract customers and penetrate the market, intending to position for growth in this high-potential sector.

Cost of Revenues

Cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead). Cost of revenues generally changes as production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Cost of revenues for the first half of 2026 was $5,910,610, representing a decrease of $131,387 or 2.2%, from $6,041,997 for the same period of 2025. The decrease in cost of revenues was mainly attributable to the decrease in the cost of revenues from fragrance compound products, which decreased by $2,555,843 or 64.6%; such decrease was partially offset by the increase in cost of revenues of bioactive food ingredients, which increased by $1,767,657 or 86.3% and increase in cost of revenues of health supplements, which increased by $656,799 or 1929.9%.

	For the six months ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Fragrance compound products	$1,403,394	23.7%	$3,959,237	65.5%	$(2,555,843)	-64.6%
Health supplements (powder drinks)	690,831	11.7%	34,032	0.6%	656,799	1929.9%
Bioactive food ingredients	3,816,385	64.6%	2,048,728	33.9%	1,767,657	86.3%
Total cost of goods sold	$5,910,610	100.0%	$6,041,997	100.0%	$(131,387)	-2.2%

Cost of Revenues from sales of fragrance compound products

Cost of revenues for fragrance compound products was $1,403,394 and $3,959,237 for the six months ended March 31, 2026 and 2025, respectively. The decrease was mainly due to a 40.2% decrease in sales volume to 22,448 kilograms for the current period from 37,532 kilograms for the comparing period one year ago, which was attributed to the decrease in market demand for Perilla frutescens extract. The customer adoption and recognition of its functional application was slower than expected.

Cost of Revenues from sales of health supplements (powder drinks) products

Cost of revenues for our health supplements (powder drinks) products was $690,831 and $34,032 for the six months ended March 31, 2026 and 2025 respectively. The $656,799 or 1929.9% increase in the cost of goods sold of health supplements (powder drinks) products mainly resulted from a 796.9% increase in the sales volume, which increased from 6,132 cases sold during the first half of 2025 to 55,000 cases sold for the same period of 2026, which was attributed to the increase in market demand within the powder drink consumer market. Additionally, the average selling price per case also increased.

Cost of Revenues from sales of bioactive food ingredient products

The 86.3% increase in cost of revenues for bioactive food ingredient products from $2,048,728 in the six months ended March 31, 2025 to $3,816,385 for the same period of 2026, was mainly attributable to a 138.3% increase in sales volume from 120,740 kilograms in the first half of fiscal 2025 to 287,727 kilograms sold during the same period of 2026. This was based on the launch of new product line integrating Chinese medicine into bioactive food ingredients. As this is an emerging product line, we adopted lower pricing to attract customers and penetrate the market, positioning for growth in this high-potential sector.

Gross Profit

	For the six months ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Fragrance compound products	$836,980	38.3%	$1,704,673	89.4%	$(867,693)	-50.9%
Health supplements (powder drinks)	600,088	27.4%	16,035	0.8%	584,053	3642.4%
Bioactive food ingredients	750,132	34.3%	187,140	9.8%	562,992	300.8%
Total gross profit	$2,187,200	100.0%	$1,907,848	100.0%	$279,352	14.6%

Gross profit in the six months ended March 31, 2026 increased by $279,352 or 14.6%, from $1,907,848 during the six months ended March 31, 2025 to $2,187,200 in the same period of 2026. Gross profit margin also increased by 3.0% from 24.0% in the six months ended March 31, 2025 to 27.0% in the same period of 2026. The increase in gross profit was mainly due to an increase in the gross profit realized in both the health supplement (powder drinks) product line and bioactive food ingredients product line, which was partially offset by a decrease of gross profit from the fragrance compounds product line.

Gross profit from sales of fragrance compound products

Gross profit of the fragrance compound products decreased by $867,693 or 50.9% from $1,704,673 in the six months ended March 31, 2025 to $836,980 in the same period of 2026. The decrease was primarily attributable to a decrease of 40.2% in sales volume from 37,532 kilograms sold in the first six months of 2025 to 22,448 kilograms sold during the same period of 2026. This was attributed to the decrease in market demand for Perilla frutescens extract, as it suggested that the customer adoption and recognition still needed to be improved. As a result, the gross profit margin for fragrance compound products was 37.4% and 30.1% for the first six months of 2026 and 2025, respectively.

Gross profit from sales of health supplements (powder drinks) products

Gross profit of health supplements (powder drinks) products increased by $584,053 or 3642.4% from $16,035 in the six months ended March 31, 2025, to $600,088 in the same period of 2026. The increase was primarily attributable to: (i) cases sold in the same period of 2026 and 2025 as discussed above; and (ii) the weighted average unit cost for this product category also increased slightly. As a result, the gross profit margin for health supplements (powder drinks) products was 46.5% and 32.0% for the first six months of 2026 and 2025, respectively.

Gross profit from sales of bioactive food ingredient products

Gross profit of bioactive food ingredient products increased by $562,992 or 300.8%, from $187,140 in the six months ended March 31, 2025, to $750,132 in the same period of 2026. This increase was primarily due to a 138.3% increase in sales volume from 120,740 kilograms in the six months ended March 31, 2025 to 287,727 kilograms in the same period of 2026, following the launch of new product line integrating Chinese medicine into bioactive food ingredients as discussed above. As a result, the gross profit margin bioactive food ingredients products was 16.4% and 8.4% for the first six months of 2026 and 2025, respectively.

Selling expenses

	For the Six Months Ended March 31,		Variance
(in US dollars, except percentage)	2026	2025	Amount	%
Selling Expenses	$410,216	$68,317	$341,899	500.5%
as a percentage of revenues	5.1%	0.9%

Selling expenses primarily include salary and welfare benefit expenses paid to sales personnel, advertising expenses to increase brand awareness, shipping ad delivery expenses, expenses incurred for business travel, meals and other sales promotion and marketing activities related expenses. Selling expenses increased by $341,899, or 500.5%, from $68,317 in the six months ended March 31, 2025, to $410,216 in the same period of 2026. The increase in selling expenses was mainly attributable to the amortization of $332,519 of selling expenses paid to third party advisors with shares issued during the 2025 fiscal year. The Company launched a new marketing strategy targeting to expand the sales of products.

General and administrative expenses

	For the Six Months Ended March 31,		Variance
(in US dollars, except percentage)	2026	2025	Amount	%
General and Administrative Expenses	$1,993,886	1,459,009	534,877	36.7%
as a percentage of revenues	24.6%	18.4%

General and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses increased by $534,877, or 36.7%, from $1,459,009 in the six months ended March 31, 2025, to $1,993,886 in the same period of 2026, mainly attributable to the amortization of share-based compensation of $292,575 to third party advisors with shares issued during the 2025 fiscal year. During first half of 2026, the Company also incurred $59,200 in legal fees paid through issuance of 40,000 Class A ordinary shares.

Provision for credit losses

	For the Six Months Ended March 31,			Variance
(in US dollars, except percentage)	2026	2025		Amount	%
Provision for credit losses	$5,656,888	$-		$5,656,888	100%
as a percentage of revenues	69.9%	N/A	%

Following the requirements of ASC 326, Financial Instruments - Credit Losses, the Company adopts Current Expected Credit Losses (“CECL”) model to evaluate the expected losses of its financial assets and charges into impairment loss whenever such financial instruments are not considered fully recoverable.

During the six months ended March 31, 2026, the Company recorded a provision for credit losses of $2,566,939 against accounts receivable. During the first six months of 2026, the Company also recognized a provision for credit losses of $3,089,949 against other receivables using the CECL model.

Impairment losses on advances to suppliers

	For the Six Months Ended March 31,			Variance
(in US dollars, except percentage)	2026	2025		Amount	%
Impairment losses on advances to suppliers	$1,920,508	$-		$1,920,508	100%
as a percentage of revenues	23.7%	N/A	%

During six months ended March 31, 2026, the Company incurred impairment losses of $1,920,508 against advances to suppliers. The utilization of advances to suppliers was below expectation and there was no losses of similar nature incurred during the comparable period of 2025.

Research and development (“R&D”) expenses

	For the Six Months Ended March 31,		Variance
(in US dollars, except percentage)	2026	2025	Amount	%
Research and Development Expenses	$781,094	$96,472	$684,622	709.7%
as a percentage of revenues	9.6%	1.2%

Research and development expenses increased by $684,622, or approximately 709.7%, to $781,094 in the six months ended March 31, 2026, from $96,472 in the same period of 2025. The increase was mainly attributable to the amortization of $481,874 in research and development fees paid through the issuance Class A ordinary shares during the 2025 fiscal year.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from bank deposits, interest expenses incurred on borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to export sales, and investment income of short-term investment.

	For the six months ended March 31,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Interest expense, net	$(252,019)	$(164,468)	$87,551	53.2%
Gain from disposal of subsidiary	$57,813	$-	$57,813	100%
Other (expenses) income	$(434,792)	$193,582	$(628,374)	-324.6%

Interest expense, net, increased by $87,551 or approximately 53.2% in the six months ended March 31, 2026 as compared to same period of 2025. The increase was mainly attributable to the increase in average loan balances in long-term loans that had been outstanding during the six months ended March 31, 2026 compared to the same period of 2025.

Gain from the disposal of our subsidiary was $57,813 and $nil for the six months ended March 31, 2026 and 2025, respectively. The increase was mainly attributed to a gain in the disposal of the Dali subsidiary during the six months ended March 31, 2026, which the Company recognized a gain of $57,813.

Other losses for the six months ended March 31, 2026 were $434,792 comparing to other income of $193,582 for the six months ended March 31, 2025.

The overall changes in other income (expenses) reflected the above major factors.

Provision for Income Taxes

Provision for income taxes was $nil and $177,253 in the six months ended March 31, 2026 and 2025, respectively, a decrease of $177,253 or 100%, mainly due to the decrease in taxable income during the period.

Net (loss) income

As a result of the foregoing, the Company recorded net loss of $9,204,390 in the six months ended March 31, 2026, as compared to a net income of $135,911 in the same period of 2025.

Cash Flow

As of March 31, 2026, the Company had cash on hand of $9,181,655, consisting of $5,781,655 of cash and $3,400,000 of restricted cash. The following table sets forth a summary of cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2026	2025
Net cash provided by (used in) operating activities	$6,422,783	$(4,295,667)
Net cash (used in) provided by investing activities	(4,283,707)	4,395
Net cash provided by financing activities	362,581	12,322,244
Effect of exchange rate change on cash	414,020	205,876
Net increase in cash	2,915,677	8,236,848
Cash, beginning of period	6,265,978	657,205
Cash, end of period	$9,181,655	$8,894,053

Cash flows from operating activities

Net cash provided by operating activities during the six months ended March 31, 2026 was $6,422,783, primarily attributable to net loss of $9,204,390 for the six months ended March 31, 2026, non-cash gain of the disposal of our subsidiary of $57,813 and a non-cash loss of $44,095 on the disposal of property, plant and equipment. The Company also charged non-cash provision for credit losses of $5,656,888, non-cash impairment losses on advances to suppliers of $1,920,508, non-cash depreciation and amortization of $790,724, amortization of deferred share-based compensation of $1,106,968 and share-based compensation of $59,200. The advances to suppliers, net and prepaid expenses and other current assets also decreased $3,485,897 and $1,241,265, respectively.

Net cash used in operating activities during the six months ended March 31, 2025 was $4,295,667, primarily attributable to net income of $135,911 for the six months ended March 31, 2025, non-cash charges of depreciation and amortization of $617,343 and stock based compensation of $296,000, an increase of long-term other receivables of $14,500,947, mainly attributable to the proceeds related to the sale of our Gansu subsidiaries, which are expected to be collected over a two-year period, and offset by a decrease in an advance to suppliers of $9,964,799, a decrease in prepaid expenses and other receivables of $4,758,681, a decrease in accounts payable of $1,219,138, reflecting the increase in settlement, and a decrease of $3,837,742 in accrued expenses and other current liabilities.

Cash flows from investing activities

Net cash used in investing activities during the six months ended March 31, 2026 was $4,283,707 which was primarily attributable to capital expenditure on construction-in-progress of $4,275,444 and proceeds from disposal of property and equipment of $6,095. Net cash disposed of on disposal of subsidiary was $14,358.

Net cash provided by investing activities during the six months ended March 31, 2025 was $4,395 which was primarily attributable to sales of property and equipment for the same amount.

Cash flows from financing activities

Net cash provided by financing activities during the six months ended March 31, 2026 was $362,581 and primarily includes proceeds from short-term loans of $5,103,746, proceeds from long-term loans of $713,669, repayment of short-term loans of $5,460,580 and repayment of long-term loans of $742,215 and proceeds of borrowings from related parties of $747,961.

Net cash provided by financing activities during the six months ended March 31, 2025 was $12,322,244 and primarily includes net proceeds from issuance of Class A Ordinary Shares in a public offering of $10,543,805, proceeds from short-term loans of $7,232,644, repayment of short-term loans of $5,276,345, repayment of long-term loans of $124,467 and repayment to related parties of $53,393.

During the six months ended March 31, 2026 and 2025, the Company experienced a net increase in cash of $2,915,677 and $8,236,848, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2026	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026